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                                 May 13, 2022

       Ian Laing
       General Counsel
       IMPERIAL OIL LTD
       505 Quarry Park Boulevard SE
       Calgary, Alberta
       Canada T2C 5N1

                                                        Re: IMPERIAL OIL LTD
                                                            Schedule TO-I filed
May 6, 2022
                                                            SEC File No.
5-35902

       Dear Mr. Laing:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as the offer to purchase.

       Schedule TO-I filed May 6, 2022

       Documents Incorporated by Reference, page v

   1. We note the following disclosure: "All documents of the Company of the type referred to above (excluding
confidential material change reports, if any) and business acquisition reports that it files
with the securities regulatory authorities in Canada after the date of this
                                                        Offer and prior to the
termination of the Offer shall be deemed to be incorporated by reference in this Offer
other than for U.S. federal securities law purposes." Please revise to confirm that all
documents incorporated by reference into the Canadian offer materials will be explicitly
incorporated into the U.S. offer documents as well. Alternatively, explain why this would
not be the case.
       Withdrawal Rights, page 16

   2. Refer to the following disclosure in the second sentence of this section: "Shares deposited
 Ian Laing
FirstName
IMPERIALLastNameIan
            OIL LTD Laing
Comapany
May        NameIMPERIAL OIL LTD
     13, 2022
May 13,
Page 2 2022 Page 2
FirstName LastName
         pursuant to the Offer may be withdrawn by the Shareholder....(b) at any time before the
         expiration of ten (10) days from the date that a notice of change of variation (unless (i) the
         Company has taken up the Shares deposited pursuant to the Offer before the date of the notice of change or variation...) (emphasis added). Rule 13e-4(f)(2) requires that shareholders tendering into the offer be permitted to withdraw at any time that the offer remains open. It is unclear how tendered shares could be "taken up" before the end of the offer, or how a notice of change or variation could occur after take up. Please revise here and where similar language about withdrawal rights is included elsewhere in the offer to purchase.
3. Disclose that tendered shares may be withdrawn at any time after 40 business days after commencement of the offer, if not yet accepted for payment. See Rule 13e-4(f)(2).
Certain Conditions of the Offer, page 17

4. We note the following statement in the second to last last paragraph of this section on page 19: "The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right... and each such right shall be deemed an ongoing right which may be asserted at any time or from time to
         time." This language suggests that if a condition is    triggered
and the Company fails to
         assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror wishes to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s).
         Depending on the materiality of the waived condition and the number of days remaining in the offer, the offeror may be required to extend the offer and circulate new disclosure to security holders. Please confirm the Company's understanding in your response letter. In addition, note that when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.
5. All offer conditions must be satisfied or waived as of the expiration of the offer, rather than the date of payment for tendered shares. Please revise the language in the first paragraph of this section accordingly.
6.       While an offer may be conditioned on any number of objective and clearly-
         described conditions, reserving the right to assert such conditions and by implication
         terminate the offer    regardless of the circumstances" and for
reasons to include "any
         action or inaction by the Company" potentially renders the offer illusory. To avoid violating Section 14(e) of the Exchange Act and the anti-fraud provisions of Regulation
         14E thereunder, please revise the first and second to last paragraphs in this section, consistent with this comment.
 Ian Laing
FirstName
IMPERIALLastNameIan
            OIL LTD Laing
Comapany
May        NameIMPERIAL OIL LTD
     13, 2022
May 13,
Page 3 2022 Page 3
FirstName LastName



7. Refer to condition (a) on pages 17-18 of the offer to purchase. This condition permits the
         Company to abandon the offer if the Company determines that an event has occurred that
         "may materially impair the contemplated benefits of the Offer to the Company or otherwise make it inadvisable to proceed with the Offer." This offer condition as drafted appears to allow the Company to terminate the offer whenever it determines it is
         "inadvisable" to proceed, which appears to render the offer illusory, in contravention of
         Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise.
8. Refer to condition (c) on page 18 of the offer to purchase. Revise to clarify what you mean by a "limitation on prices" for securities on any exchange or in the over-the-counter securities markets in Canada or the United States.
9. Refer to condition (c) on page 18. Clarify the scope of this condition by quantifying what would constitute a "significant change" in the market price of the shares since the close of business on May 2, 2022. We note the reference to a decrease of more than 10% but we also note the "without limitation" qualifier, which seems to indicate that a price change of greater or lesser significance could trigger this condition.
10. Refer to condition (f) on page 18. As noted above, all offer conditions must be objective, clearly described and outside the control of the bidder. Revise this offer condition to more
         clearly describe what would    trigger    it and when the
determination would be made. As
         drafted, it appears that the Company could unilaterally decide not to purchase shares tendered within the specified modified Dutch auction range, if it determined that the offer price that the Company itself established did not represent the fair value of such shares at the time of the acquisition. We believe this could raise illusory offer concerns under
         Regulation 14E.
11. Refer to condition (i) on page 18. Quantify what would constitute a "material tax liability" for purposes of this offer. In your response letter, tell us when this would be determined, and why it would not be foreseeable before the offer commenced, based on the terms which are already known. We may have further comments, based on your response.
Extension and Variation of the Offer, page 19

12. Refer to the last paragraph on page 19. The disclosure in the first sentence is confusing in that the reference to "ten Business Days" in the second parenthetical appears to be duplicative. In addition, the qualifier "except as permitted by applicable law" effectively renders the time periods outlined earlier in the sentence unclear. Please revise to more clearly describe the circumstances under which the offer will be extended upon a
         "variation."
Taking Up and Payment for Deposited Shares, page 20

13. The disclosure here and elsewhere in the offer to purchase states that tendered shares will
 Ian Laing
FirstName
IMPERIALLastNameIan
            OIL LTD Laing
Comapany
May        NameIMPERIAL OIL LTD
     13, 2022
May 13,
Page 4 2022 Page 4
FirstName LastName
         be accepted for purchase "not later than ten days after the Expiration Date" and payment for accepted shares will occur "not later than three (3) Business Days after they are taken
         up." The definition of "Business Day" on page 2 of the offer materials is inconsistent with the definition in Rule 14d-1(g) (applicable to Regulation 14E as well). Please explain how paying for tendered shares more than 14 U.S. business days after the Expiration Date of this offer complies with your prompt payment obligations under Rule 14e-1(c) for an offer that is not eligible to be made under on Schedule 13E-4F. As you know, the Company sought and received exemptive relief for other aspects of this offer but did not request prompt payment relief.
General

14. The fact that the low end of the range for this offer (C$62.00) is below the most recent trading price of the common shares pre-announcement of this offer (C$64.12 on April 28,
         2022), should be prominently disclosed in the offer materials. See generally, Section II.B in Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers,
         SEC Release No. 34-43069 (July 24, 2000) ("If the price offered is below the market price when the offer commences, the disclosure should clearly explain this prominently in the document").
15. The price range in this modified Dutch auction is between C$62.00 - $78.00 per share.
         The C$16.00 difference between the low and high price in the range represents a difference of over 25% above the lowest end of the range. Please advise us of the authority upon which the Company relied to include a range of this proportion in the offer.
         In addition, please advise us, with a view toward revised disclosure, how the Company concluded that the use of such a price range complies with Section 14(e), Rule 13e-
         4(d)(1)(ii) and Rule 14e-1(b).
16. On the cover page and in other places in the offer materials, you state that tenders will not be accepted from shareholders in certain jurisdictions. However, Rule 13e-4(f)(8)(i)
         requires the offer to be open to all holders of the subject securities. While you may reserve the right not to disseminate the offer materials into jurisdictions where doing so would not be in compliance with the laws of such jurisdiction, revise to remove the implication that you may reject tenders.
 Ian Laing
IMPERIAL OIL LTD
May 13, 2022
Page 5



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameIan Laing                                  Sincerely,
Comapany NameIMPERIAL OIL LTD
                                                             Division of
Corporation Finance
May 13, 2022 Page 5                                          Office of Mergers
& Acquisitions
FirstName LastName